September 25, 2000

     Effective immediately, I am resigning from the HomeCom Board of Directors. Unfortunately, my travel and work schedule is such that my time for participation in meetings and conference is next to none.

I truly wish you and HomeCom the very best.

Sincerely,

/s/ William Walker
------------------
William Walker